Filed by Nuveen Investment Trust II (Commission File No. 333-238584)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Trust (Commission File No. 811-07619)

Good day,

The Board of the Nuveen Large Cap Funds needs to hear from their shareholders regarding a very important matter, and the deadline is quickly approaching.

Every vote is important and helps the funds reach the vote requirement for the meeting which is scheduled for Tuesday, August 17, 2020. The Board is recommending a vote in favor of the proposal, which is described in detail in the attached proxy statement.

We would be happy to assist by answering any questions about the proposal and by recording a vote over the phone. Voting by phone is a quick way to participate, ensuring that enough votes are received to convene the meeting and avoid an adjournment.

Please call toll-free 1-866-456-7052 and provide reference number <<GS Number>>. We are available from 9:00am until 11:00pm Eastern Time weekdays and from Noon to 6:00pm Eastern Time on Saturday.

Thank you for your time and attention to this matter. We look forward to your call.

Best regards,

Supervisor

<<GS Number>>

Computershare

1-866-456-7052

211 Quality Circle, Ste. 210

College Station, TX 77845

www.cfs.computershare.com

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